SHAREHOLDER UPDATE

Review of Second Quarter and Outlook for Third Quarter, 2012

Vancouver, Canada – July 17, 2012 – Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the 2nd Quarter, and its plans for the 3rd Quarter, 2012.

Q2 Review

  The company retained Primary Capital Inc. as its financial advisor for the purpose of evaluating strategic alternatives to enhance shareholder value.

  Held discussions with several prospective partners for the New Polaris project.

  Completed the permitting process for exploration work at Tay LP property.

  The Company held its Annual General meeting for Shareholders on June 5, 2012.

Q3 Outlook

  Continue efforts to finalize an agreement with one of the parties expressing interest in acquiring an interest in the New Polaris project.

  Continue work on the permit application for an underground exploration/development program at New Polaris to commence later this year, subject to securing funding or a JV partner for the project.

  Initiate a Phase II exploration program on the Windfall Hills project to follow up on drill targets identified from the 2011 geochemical sampling program, subject to financing.

  Initiate a Phase II exploration program on the TayLP project to follow up on drill targets identified from the 2010 airborne geophysical program, subject to financing.

Canarc Resource Corp.

/s/ “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

For More Information - Please contact Gregg Wilson, Vice President, Investor Relations

Toll Free: 1-877-684-9700,

Tel: (604) 685-9700,

Fax: (604) 685-9744,

Email: info@canarc.net,

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forwardlooking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.